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                          June 30, 2022

       Patrick White
       Chief Executive Officer
       VerifyMe, Inc.
       75 S. Clinton Ave., Suite 510
       Rochester, NY 14604

                                                        Re: VerifyMe, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 27, 2022
                                                            File No. 333-265852

       Dear Mr. White:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alexander R. McClean